Exhibit 16.1

KPMG LLP Audit 2 Forbury Place 33 Forbury Road Reading RG1 3AD United Kingdom	Tel +44 (0) 118 964 2000 Fax +44 (0) 118 964 2222

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, DC 20549

April 21, 2021

Re: Perspectum Limited

Ladies and Gentlemen:

We were previously principal accountants for Perspectum Limited (the Company) and, under the date of June 26, 2020, we reported on the consolidated financial statements of the Company as of and for the year ended December 31, 2019. On January 15, 2021, we were dismissed. We have read the Company’s statements included under the Change in Registrant’s Certifying Accountant section of its Form F-1 dated April 23, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the audit committee of the board of directors.

Very truly yours,

/s/ KPMG LLP